

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2012

Via E-mail
Berge Abajian
Chief Executive Officer
Bergio International Inc.
12 Daniel Road E.
Fairfield, NJ 07004

> **Re:** **Bergio International Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 1, 2012**
> **Response dated June 1, 2012**
> **File No. 333-179283**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed April 3, 2012**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2012**
> **Filed May 14, 2012**
> **File No. 333-150029**

Dear Mr. Abajian:

　　We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1.　　Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your prospectus to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your Management's Discussion and Analysis.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Summary Financial Data, page 10

2.   We note that statements of operations and balance sheet data for each year presented in the first two tables do not agree to your financial statements. We also note that the weighted average common shares outstanding for the three months ended March 31, 2012 presented in the third table and total stockholders' equity (deficit) at December 31, 2011 presented in the fourth table do not agree to your financial statements. Please revise.

Risk Factors, page 11

If we were to experience substantial defaults by our customers……., page 13

3.   We note that the approximate amount of accounts receivable differs from your interim financial statements. Please revise or advise.

If we fail to implement and maintain an effective system of internal controls……, page 16

4.   You disclose that an independent registered public accounting firm must issue an attestation report on the effectiveness of your internal control over financial reporting.

The requirement to provide an attestation report of the registered public accounting firm is applicable to accelerated and large accelerated filers. Refer to Item 308 of Regulation S-K and revise your disclosure accordingly. Also refer to comment 1 above.

Transactions with Related Persons, Promoters and Certain Control Persons, page 43

5.   Please disclose the information required by paragraph (a)(5) of Item 404 of Regulation S-X in regard to shareholder advances, including the largest amount of shareholder advances outstanding during the period, the amount outstanding as of the latest practicable date, the amount of principal paid during the most recent year and interim period and the amount of interest paid during the most recent year and interim period or the interest rate payable on the advances.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Liquidity and Capital Resources, page 32
Bank Lines of Credit and Notes Payables, page 33

6.   The following disclosures appear to differ from the disclosures in your financial statements:

- the outstanding balance of the term loan disclosed in the first paragraph;

- the outstanding balances of unsecured credit card obligations disclosed in the third paragraph; and

- the statement that the bank line of credit has not been utilized in 2012 in the second paragraph.

Please revise or advise.

Critical Accounting Policies, page 34

7.   We note that the critical accounting policies you describe vary from those described in Form 10-K filed April 3, 2012, as follows:

- your description of fair value measurements excludes information regarding fair value of financial instruments; and

- accounting for equity-based compensation is not presented as a critical accounting policy.

Please tell why these disclosures are omitted from the filing. In addition, please include a subheading in regard to the discussion of your revenue recognition policy.

Recently Issued Accounting Standards, page 35

8.   You disclose that you do not expect the provisions of ASU 2011-04 and ASU 2011-05 to have a material effect on your financial position, results of operations or cash flows. Since you were required to adopt these ASU's as of January 1, 2012, please revise to disclose the effect the adoption had on your financial statements. Please similarly revise the disclosures in your unaudited financial statements.

Financial Statements, page 45

Statements of Cash Flows, page 51

9.   We note that the amount reported for the "issuance of convertible debt for bank line of credit" and "issuance of convertible debt for notes payable" in supplemental disclosures of cash flow information for 2011 differs from the amounts disclosed in Note 8 on pages 60 and 62. Please revise or advise.

Notes to Financial Statements, page 53

Nature of Operations, page 53

10.   You disclose in parentheses that the Share Exchange Agreement is defined below. Since there is no description of the Share Exchange Agreement, please remove the parenthetical reference. Please also remove the parenthetical reference in Note 1 on page 74.

Fair Value of Financial Instruments, page 54

11.   You disclose that convertible debt is measured on a recurring basis. However, it appears that the embedded conversions options are measured on a recurring basis. Please revise your disclosure accordingly. In addition, please disclose the fair value of convertible debt together with the related carrying amount and the methods and assumptions used to estimate fair value. Please similarly revise your disclosure on page 76.

Basic and Diluted Loss Per Share, page 56

12.   Please disclose the number of shares of common stock issuable upon the conversion of convertible debt that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share for each year. Refer to ASC 260-10-50-1c. Please provide such disclosures in the unaudited interim financial statements as well.

[13] Commitment and Contingencies, page 68
Committed Equity Facility Agreement, page 69

13.   We note your disclosure in the next to last paragraph on page 91 that you issued the
       shares for the remaining three installments of the non-refundable facility fee on
       December 23, 2011. Please revise your disclosure here and on page 87 or on page 91 as
       appropriate.

Litigation, page 69

14.   Please tell us why the purchase price and the outstanding balance are different from the
       amounts disclosed in Note 4 or revise your disclosure accordingly.

Unaudited Financial Statements, page 70

15.   Please disclose changes in the separate accounts comprising stockholders' equity and
       changes in the number of shares of equity securities outstanding as a separate statement
       or in the notes to the financial statements. Refer to ASC 505-10-50-2.

Statements of Operations, page 72

16.   Please tell us what the derivative expense included in other income (expense) represents.

Statements of Cash Flows, page 73

17.   Please show us how to reconcile the "issuance of common stock for convertible debt and
       accrued interest" and the "issuance of convertible debt for settlement agreement"
       amounts for the three months ended March 31, 2011 disclosed in supplemental
       disclosures of non-cash investing and financing activities to your disclosures in Note 7.

[11] Commitment and Contingencies, page 86

18.   Please disclose the January 2012 revision to the monthly lease for office and
       manufacturing.

Part II, page 89
Recent Sales of Unregistered Securities, page 89

19.   It appears that the shares issued to Tangiers as a one-time commitment fee disclosed in
       the ninth paragraph on page 66 is omitted from this section. Please revise or advise.

20.   Please show us how to reconcile the stock issuances disclosed in the last paragraph on
       page 91 and on page 92 to your disclosures in the subsequent events footnote on page 69.

Exhibit 23.1

21.   We note that the auditor's consent references the report dated March 28, 2011 related to your financial statements as of and for the years ended December 31, 2010 and 2009. Please revise to reference the appropriate report and financial statements.

Form 10-K Filed April 3, 2012

22.   Please address the above comments in future filings to the extent applicable.

Form 10-Q Filed May 14, 2012

23.   Please address the above comments in future filings to the extent applicable.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

                                            Sincerely,

                                            /s/ William H. Thompson

                                            William H. Thompson
                                            Accounting Branch Chief